April 8, 2011

Maryse Mills-Apenteng
Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Alanco Technologies, Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed on April 5, 2011
File No. 000-09347

Dear Ms. Mills-Apenteng:

Alanco Technologies, Inc. (“Alanco” or “Company”) has received your third comment letter, dated April 8, 2011, pertaining to a review by the SEC of our Preliminary Revised Proxy Statement on Schedule 14A filed on April 5, 2011.

Presented below are the SEC comments specified in the April 8, 2011 letter and, in bold italics, the Company’s response or proposal to resolve the deficiencies noted:

Information Incorporated by Reference, page 49

1.
We refer to your response to prior comment 3 and are unable to concur with your position.  As we have previously advised, Interpretation I.H.6 of the Third Supplement to the Division of Corporate Finance’s Manual of Publicly Available Telephone Interpretations, dated July 2001, specifically addresses what financial statements should be filed with proxy materials soliciting votes with respect to the sale or other transfer of all or any substantial part of assets.  Since your transaction concerns the sale of substantial assets, Instruction 2(b)(ii) to Item 14 is not applicable.  Furthermore, as you are not eligible to incorporate by reference the information required by paragraph (c) of Item 14, you must include that information in your proxy statement.  Therefore, as previously requested and consistent with Telephone Interpretation I.H.6., please revise your proxy statement to include all the information required by Item 14(c)(1) of Schedule 14A.

The Company is in agreement with the conclusion above and will revise its proxy statement accordingly to include all the information required by Item 14(c)(1) of Schedule 14A.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact John Carlson directly at (480) 505-4869.

Sincerely,

John A. Carlson
EVP and CFO

Robert R. Kauffman
Chairman and CEO